SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 2 )



                             WAXMAN INDUSTRIES, INC.
- -----------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
- -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   944124106
- -----------------------------------------------------------------------------
                                 (CUSIP Number)

                             Jeffrey N. Greenblatt
                                  President
                          Monarch Management Group, Ltd.
                               767 Fifth Avenue
                            New York, New York 10153
                                (212) 826-3030
- -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 15, 1996
- -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


                                  Page 1 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch Management Group, Ltd.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                       1,141,789
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,141,789
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
            1,141,789
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            11.90%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       Page 2 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch Capital, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        596,941
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        596,941
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            596,941
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            6.23%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Monarch GP, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        596,941
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        596,941
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            596,941
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            6.23%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 4 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Baker Nye Advisers, Inc.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        50,411
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        50,411
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            50,411
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            0.53%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
             CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 5 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Jeffrey N. Greenblatt
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        1,141,789
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        1,141,789
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            1,141,789
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            11.90%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 6 of 13 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Richard B. Nye
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        50,411
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        50,411
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            50,411
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            0.53%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 7 of 13 Pages

     This Amendment No. 2 to the Schedule 13D originally filed on April 22, 1996, relates to shares of Class A Common Stock (the "Shares"), and Shares underlying warrants (the "Warrants") for the purchase of Shares, of Waxman Industries, Inc. (the
"Company").

ITEM 1.  SECURITY AND ISSUER.

No change.

ITEM 2.  IDENTITY AND BACKGROUND.

No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first paragraph of Item 3 is hereby amended and restated as follows:

      The net investment cost (including commissions, if any, and excluding the cost of the Warrants) is (i) $4,521,867 for 1,103,589 Shares beneficially owned by Monarch, (ii) $2,391,438 for 575,441 Shares beneficially owned by LP and GP, as its General Partner, and (iii) $196,928 for 48,611 Shares beneficially owned by BNA. The aggregate net investment cost of all of the Shares beneficially owned by the Group is $4,718,797.

ITEM 4.  PURPOSE OF TRANSACTION.

No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

                  (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 9,559,586 Shares outstanding as of May 9, 1996, as reflected in the Prospectus of the Company filed with the Securities and Exchange Commission as of 5/29/96. For purposes of calculating the percentages herein, the number of Shares underlying the Warrants beneficially owned by the Reporting Person have been added to the number of Shares outstanding and the number of Shares beneficially owned by such Reporting Person as though such Warrants had been exercised.

                  As of the date hereof:

            (i) Monarch owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, Monarch may be deemed to own beneficially 1,141,789 Shares, including 424,996 Shares owned directly by Monarch Capital, Ltd. (constituting approximately 11.90% and 4.44% of the Shares outstanding, respectively).

            (ii)  LP owns directly 596,941 Shares,
constituting approximately 6.23% of the Shares outstanding.

            (iii) GP owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, GP may be deemed to own beneficially 596,941 Shares, constituting approximately 6.23% of the shares outstanding.

            (iv) BNA owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Act, BNA may be deemed to own beneficially 50,411 Shares (constituting approximately 0.53% of the Shares outstanding).

                               Page 8 of 13 Pages

            (v) Mr. Greenblatt and Mr. Nye own directly no Shares. Mr. Greenblatt, by reason of Rule 13d-3 of the Act, may be deemed to own beneficially the Shares owned by each of the entities in (i) through (iii) above (1,141,789 Shares, representing approximately 11.90% of the shares outstanding). Mr. Nye, by reason of Rule 13d-3 of the Act, may be deemed to beneficially own the Shares owned by BNA (50,411 Shares, representing approximately 0.53% of the shares outstanding).

            (vi) The aggregate number of Shares beneficially owned by all of the Reporting Persons is 1,192,200, representing approximately 12.42% of the shares outstanding.

            (b) Each of LP. and Monarch Capital, Ltd. has the power to vote and dispose of the Shares owned by it, which power may be exercised by the general partner or investment manager of each such Partnership. BNA and Mr. Nye share voting and investment power as to Shares held in discretionary accounts managed by BNA. Mr. Greenblatt and Monarch share voting and investment power as to Shares held in discretionary accounts managed by Monarch, including Monarch Capital, Ltd. Mr. Greenblatt, LP and GP share voting and investment power as to Shares owned by LP.

            (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Shares from June 12 through July 15, 1996 by (i) Monarch on behalf of discretionary accounts other than LP, (ii) LP and (iii) BNA on behalf of discretionary accounts are set forth on Schedules A, B and C, respectively. All such transactions were effected through the New York Stock Exchange. During such period, none of the individuals named herein entered into any transactions in the Shares.

            (d) No person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUERS.

No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

No change.





                               Page 9 of 13 Pages

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                   July 16, 1996



                                    /s/ George Bernstein
                                    as attorney-in-fact for
                                    Jeffrey N. Greenblatt, as
                                    President of
                                    Monarch Management Group, Ltd.

                                    /s/ George Bernstein
                                    as attorney-in-fact for
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C., as
                                    General Partner of
                                    Monarch Capital, L.P.

                                    /s/ George Bernstein
                                    as attorney-in-fact for
                                    Jeffrey N. Greenblatt, as
                                    Managing Member of
                                    Monarch GP, L.L.C.

                                    /s/ George Bernstein
                                    as attorney-in-fact for
                                    Richard B. Nye, as
                                    President of
                                    Baker Nye Advisers, Inc.

                                    /s/ George Bernstein
                                    as attorney-in-fact for
                                    Jeffrey N. Greenblatt

                                    /s/ George Bernstein
                                    as attorney-in-fact for
                                    Richard B. Nye

                              Page 10 of 13 Pages

                                  Schedule A

                              MONARCH MANAGEMENT GROUP, LTD.

Trade Date        Unit Cost                  Cost         Shares
                                                          Purchased/(Sold)

6/19/96           4.39                        19,918      4,532
6/25/96           4.41                        9,988       2,266
6/28/96           4.32                        64,800      15,000
7/1/96            4.52                        19,436      4,300
7/2/96            4.52                        14,464      3,200
7/3/96            4.52                        15,368      3,400
7/8/96            4.53                        4,211       930
7/10/96           4.40                        5,507       1,253
7/11/96           4.36                        18,228      4,177
7/12/96           4.21                        17,573      4,176
7/15/97           3.80                        31,750      8,353


                             Page 11 of 13 Pages

                                  Schedule B

                                  MONARCH CAPITAL LP

Trade Date        Unit Cost                 Cost         Shares
                                                         Purchased/(Sold)

6/18/96           4.40                      22,028       5,012
6/25/96           4.40                      11,014       2,506
7/8/96            4.52                      30,736       6,800
7/9/96            4.52                      40,996       9,070
7/10/96           4.39                      7,678        1,747
7/11/96           4.36                      25,412       5,823
7/12/96           4.21                      24,507       5,824
7/15/96           3.80                      44,270       11,647



                             Page 12 of 13 Pages

                                  Schedule C

                                      BAKER NYE ADVISERS, INC.

Trade Date        Unit Cost                 Cost         Shares
                                                         Purchased/(Sold)

6/19/96           4.39                      2,004        456
6/25/96           4.39                      1,002        228

                             Page 13 of 13 Pages